EXHIBIT 99.2

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

SHANGHAI, China, April 29, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”) is relying on the order issued by the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2020, providing conditional relief to registrants subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 Section 13(a) or 15(d) that are unable to meet a filing deadline due to circumstances related to the novel coronavirus disease (“COVID-19”) pandemic (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019.

The Company recognizes that the COVID-19 pandemic continues to be a significant and rapidly evolving public health emergency around the world with unprecedented adverse impacts across industries and on global economic activity.  As a result of the COVID-19 pandemic and the containment measures and restrictions implemented by the Chinese government since late-January 2020, the Company was unable to resume normal business operations at its corporate headquarters in Shanghai until the middle of March 2020.  As a result, the Company’s finance team is unable to complete the preparation of the Company’s consolidated financial statements and the Company’s Annual Report on Form 20-F until after April 30, 2020.

In reliance on the Order, the Company intends to file its Annual Report on Form 20-F for the year ended December 31, 2019, with the Commission on or before June 14, 2020, which is 45 days from the original filing deadline of April 30, 2020.

In light of the ongoing COVID-19 pandemic, the Company hereby supplements the risk factors previously disclosed in its registration statement on Form F-1, as amended (Registration No. 333-233951) with the following risk factor:

The Company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus that causes the disease now known as COVID-19, was first identified in Wuhan, China, in December 2019.  Since late-January 2020, the Chinese government has imposed a series of strict and protracted containment measures, including lock-downs across the Hubei province and in many other parts of the country.  Despite these efforts, the disease has continued to spread globally and, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and recommended the implementation of containment and mitigation measures worldwide.

Governments across the globe have responded to contain the spread and reduce the risk of exposure to infection through international travel restrictions, lock-downs of cities and wider regions, business closures and strict social distancing measures.  In China, as of late-April 2020, such measures appear to have successfully contained the spread of the virus, with restrictions now being lifted across the country and businesses resuming operations.  While other parts of the world are showing increased control over the spread of the virus, substantial uncertainty surrounding the duration of existing restrictions remain.

The COVID-19 pandemic and the associated efforts to contain the spread of the disease have caused unprecedented disruptions to the global economy, impacted business operations across many industries and geographies and created significant volatility and uncertainty, all of which have had an adverse impact on our results of operations, cash flows and overall financial position.

For example, during the implementation of lock-down measures in China, our operations were affected as many of our employees were unable to return to work following the Lunar New Year public holiday.  Our office re-opening following the Lunar New Year public holiday was delayed by more than two weeks and, upon re-opening, over 40% of our employees were unable to return to work, as scheduled, and most of those employees were not equipped to work remotely.  We only resumed full operations and achieved full staffing levels in mid-March 2020.

Our operations and financial performance have been, and continue to be, affected by significant increases in international freight costs in light of the COVID-19 pandemic and such increases have had an impact on our fulfillment expenses.  In addition, during the first quarter of calendar year 2020 some of our third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to us.  This has had an adverse impact on our ability to promptly provide our customers with the products they purchased, which, in turn, has affected our financial performance.

We have experienced and expect to continue to experience disruptions to our supply chains if our brand partners, especially international brand partners based in the United States and Europe, are severely impacted by the COVID-19 pandemic or government-imposed containment measures.  If we are unable to procure products from our major brand partners when required, our operations, financial conditions and results of operations may be adversely impacted in the foreseeable future and such impacts may be material.  If we choose to increase the levels of inventory we hold, when possible, to minimize the risk of experiencing product shortages, we may be exposed to increased inventory risk due to accumulated excess inventory, which may have an adverse impact on our results of operations and financial condition.  See “–If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.”  We are currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on our business, financial condition, liquidity and results of operations, as these depend on rapidly evolving and uncertain developments and factors that are beyond our control.  Such factors include, the speed of the contagion, the ultimate effect of the various containment measures imposed, the development of effective medical treatment solutions, financial and market reactions to the foregoing and general consumer sentiment.  On March 30, 2020, we withdrew the guidance for the financial year 2020 we previously provided to the market on November 25, 2019.  COVID-19-related disruptions have had an adverse impact on our results of operations in the first quarter of 2020 and may continue to have an adverse impact on our results of operation in the foreseeable future.

The reason the Company cannot timely file its Annual Report on Form 20-F does not relate to the inability of any person, other than the Company, to furnish any required opinion, report or certification.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements.  For example, the Company’s statement about its expectations for Company performance in 2020 is a forward-looking statement and is inherently uncertain.  Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China.  The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products.  Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Limited
Ms. Ellen Chiu
Email: ellenchiu@ecmoho.com